

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

Via E-mail
Gregory Sullivan
Chief Executive Officer
Security Devices International Inc.
1101 Pennsylvania Avenue NW
Washington, DC 20004

>   **Re: Security Devices International Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 12, 2013**
>   **File No. 333-187138**

Dear Mr. Sullivan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to our previous comment 3. Please revise to state clearly, if true, that the par value of the shares will remain denominated in U.S. dollars and that only the purchase price and settlement amounts will be denominated in Canadian dollars. Also state explicitly whether the shares being offered can be resold on the OTCBB regardless of whether they were purchased by Canadian purchasers or U.S. purchasers.

2.   Please revise to explain how and when the Canadian dollar-denominated purchase price for U.S. purchasers will be calculated. For instance, indicate how and when you will determine the exchange rate.

3.   Please refer to our previous comment 4. We note that you have disclosed that U.S. investors' funds will be returned if the offering in Canada is not completed and removed the language that the U.S. investors will make payment only at the closing of the offering.

However, the statement that U.S. investors' funds will only be accepted at closing still appears elsewhere in the prospectus. We also note that reference to the escrow for Canadian investors' funds has been removed on the cover but preserved elsewhere in the prospectus. Please clarify the funding mechanics, including when relative to the termination date funds will be returned to U.S. investors in the event the Canadian minimum amount is not reached, and reconcile your disclosure accordingly.

4.   As there is a minimum amount of shares to be sold in Canada for the offering to be completed, it is not clear how you determined in response to prior comment 4 that identification of the Canadian placement agent is not material for U.S. investors. Please revise to identify the placement agent. Furthermore, it is not clear how you determined that the Canadian placement agent is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act given its participation in facilitating a public offering in the United States. Please provide us a detailed analysis or revise as appropriate.

5.   Refer to our previous comment 7. We note that your revised disclosure does not state a specific date on which the offering will terminate and in fact, the disclosure suggests that the offering may be extended indefinitely. Please revise to state the specific date that the offering will terminate. See Item 501(b)(8)(iii) of Regulation S-K

Liquidity and Capital Resources, page 26

6.   We note your disclosure added on page 35 in response to our prior comment 21. Please identify the remaining balance of your monthly capital commitments beyond that of your compensation obligations to officers and directors.

Interests of Management and Others in Material Transactions, page 52

7.   We note your revisions in response to prior comment 23. Please expand your disclosure to identify the company to which you paid $240,000 for services and quantify the amount of your chief operating officer's interest in that company.

Plan of Distribution, page 66

8.   Refer to our previous comment 8. With respect to approval of listing on the TSX of the shares to be sold in the offering in Canada on the TSX, your response notes that you expect "conditional approval" shortly. With a view toward clarified disclosure, please tell us what the conditions to approval are and whether you expect the company to meet them prior to effectiveness.

9.   We note your discussion of the availability of the safe harbor of Rule 3a4-1 on page 68. Please expand your discussion to describe how your officers and directors involved in the offering will identify prospective U.S. purchasers.

Exhibits, page 113

10.   We note that the escrow agreement appears to be a form document provided by the TSX for its listed companies who are required under the rules and policies of the exchange to escrow shares. Please explain how this escrow arrangement will work in your circumstances and confirm you will re-file as an exhibit the executed agreement between you and the escrow agent.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sally Brammell at (202) 551-3779 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Richard Raymer, Esq. – Dorsey & Whitney LLP